Exhibit 99.1

Alibaba Group Announces June Quarter 2023 Results

Hangzhou, China, August 10, 2023 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended June 30, 2023.

“Alibaba delivered a solid quarter as we continue to execute our Reorganization, which is beginning to unleash new energy across our businesses,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Through this self-driven transformation, we aim to catalyze innovation, promote vitality in our organization and enable businesses to focus on long-term growth. We look forward to positive impacts on our business, including strengthening competitiveness, sustainable growth and shareholder value creation.”

“Due to the strong business momentum and our focus on operating efficiency across businesses, we achieved robust financial performance in the past quarter. Revenue and adjusted EBITA increased 14% and 32% year-on-year, respectively, due to improvements across all business segments,” said Toby Xu, Chief Financial Officer of Alibaba Group. “We repurchased US$3.1 billion worth of ADSs this quarter, which is supported by our continuous generation of strong free cash flow. Our strong free cash flow and balance sheet put us in an excellent position to strengthen our competitiveness and capture new opportunities.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2023:

•	Revenue was RMB234,156 million (US$32,292 million), an increase of 14% year-over-year.

•	Income from operations was RMB42,490 million (US$5,860 million), an increase of 70% year-over-year. Excluding the reversal of share-based compensation expense of RMB6,901 million (US$952 million) as discussed in “June Quarter Other Financial Results” below, income from operations would have increased by 43% year-over-year. Adjusted EBITA, a non-GAAP measurement, increased 32% year-over-year to RMB45,371 million (US$6,257 million).

•	Net income attributable to ordinary shareholders was RMB34,332 million (US$4,735 million) and net income was RMB33,000 million (US$4,551 million). Non-GAAP net income was RMB44,922 million (US$6,195 million), an increase of 48% year-over-year, mainly due to an increase in adjusted EBITA and an increase in share of results of equity method investees.

•	Diluted earnings per ADS was RMB13.30 (US$1.83) and diluted earnings per share was RMB1.66 (US$0.23 or HK$1.80). Non-GAAP diluted earnings per ADS was RMB17.37 (US$2.40), an increase of 48% year-over-year and non-GAAP diluted earnings per share was RMB2.17 (US$0.30 or HK$2.35), an increase of 48% year-over-year.

•	Net cash provided by operating activities was RMB45,306 million (US$6,248 million), an increase of 34% compared to RMB33,869 million in the same quarter of 2022. Free cash flow, a non-GAAP measurement of liquidity, was RMB39,089 million (US$5,391 million), an increase of 76% compared to RMB22,173 million in the same quarter of 2022.

BUSINESS AND STRATEGIC UPDATES

Starting from the quarter ended June 30, 2023, we have implemented a new organizational and governance structure, under which we are a holding company of six major business groups and various other businesses, with each business operating with a high degree of independence (the “Reorganization”). The six major business groups are:

•	Taobao and Tmall Group, which includes Taobao, Tmall, Xianyu, 1688.com and other businesses;

•	Alibaba International Digital Commerce Group, which includes Lazada, AliExpress, Trendyol, Alibaba.com and other businesses;

•	Local Services Group, which mainly includes the “To-Home” business of Ele.me and the “To-Destination” business of Amap;

•	Cainiao Smart Logistics Network Limited;

•	Cloud Intelligence Group, which includes Alibaba Cloud, DingTalk and other businesses; and

•	Digital Media and Entertainment Group, which includes Youku, Damai and Alibaba Pictures.

Our other businesses include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy and other businesses. Accordingly, our segment reporting has been updated to reflect how our chief operating decision maker (“CODM”) reviews information under this new structure.

Taobao and Tmall Group

Our Taobao and Tmall Group’s strategy is to put users first, build a prosperous ecosystem and realize technology-driven innovation. Taobao app is at the core of this strategy as we build mindshare as a one-stop destination for consumption and daily life needs serving the largest number of users. In fiscal year 2024, we remain focused on improving the customer value proposition of the Taobao app by (i) increasing media content that strengthens consumer engagement, (ii) enhancing price competitiveness through effective targeting and introduction of new marketing features and (iii) catering to consumers’ time-sensitive needs for high-frequency everyday necessities through our neighborhood businesses.

For the month ended June 30, 2023, Taobao app grew average daily active users (DAU) by 6.5% year-over-year, resulting from effective user acquisition programs and improving retention of Taobao app users during the quarter. Importantly, the improvements in user acquisition and retention supported a successful 6.18 Shopping Festival that generated solid growth in order volume and average order value. The 6.18 Shopping Festival enjoyed increasing purchasing demands from a broader range of consumers, including 88VIP members. During the festival, spending by 88VIP members grew double digits, while the number of paying subscribers also recorded strong growth. The 6.18 Shopping Festival also gained strong support from existing and new merchants offering rich assortment of price competitive products as well as creators introducing new interactive content.

Xianyu (闲鱼), a fun community and marketplace, continues to grow strongly with DAU up 18% year-over-year during the quarter ended June 30, 2023. Through Xianyu, users can find a rich variety of secondhand, recycled, for-rent and vintage products as well as interest-based content.

Alibaba International Digital Commerce Group

Alibaba International Digital Commerce Group (“AIDC”) operates various retail and wholesale platforms to empower brands, merchants and SMEs to serve global buyers and consumers through wide product selection and differentiated customer experiences. During the June quarter, the combined order growth of AIDC’s retail businesses was around 25% year-over-year, driven by solid performance from all major retail platforms.

AliExpress delivered robust order growth driven by growth of transacting users and enhanced consumer experience. During the quarter, AliExpress’ Choice continued to upgrade consumer experience with price competitiveness and improved service standards, through supply chain optimization and parcel consolidation in key strategic countries. These convenient services enhanced consumer experience and significantly improved AliExpress’ user retention rate and purchase frequency.

Lazada recorded double-digit order growth year -over-year during the quarter. Lazada continued to improve monetization rate by offering more value-added services to merchants. As a result of improving monetization and operating efficiency, Lazada’s unit economics continued to improve compared to the same period last year.

Trendyol continued to deliver strong order growth driven by growth in both its e-commerce and local consumer services businesses. Through robust revenue growth and continuing improvement in operating efficiency, for the first time, Trendyol achieved positive operating results during the quarter.

Local Services Group

For the quarter ended June 30, 2023, revenue from Local Services Group grew 30% year-over-year to RMB14,450 million (US$1,993 million), driven by strong revenue growth in both Ele.me and Amap businesses. During this quarter, order growth of Local Services Group exceeded 35% year-over-year. Annual active consumers of Local Services Group for the twelve months ended June 30, 2023 continued to grow quarter over quarter, due to more efficient acquisition and retention of consumers as well as increasing user demand. For this quarter, its losses continued to narrow driven by improving overall business scale and efficiency.

To-Home

During this quarter, Ele.me experienced GMV growth year-over-year, primarily due to strong order growth that benefited from improving consumer demand, increasing number of active merchants and improving delivery capacity. Ele.me continues to focus on diversifying the availability of quality items from non-restaurant categories. During this quarter, Ele.me increased its supply of consumer electronics by onboarding authorized Apple franchise stores and Suning.com offline stores. For the quarter ended June 30, 2023, Ele.me’s unit economics per order continued to be positive and order density continued to improve. As a result, Ele.me’s losses continued to narrow year-over-year.

To-Destination

For the quarter ended June 30, 2023, order growth of Amap increased rapidly year-over-year, due to its new position and additional capabilities as a comprehensive “To-Destination” service platform, as well as due to the strong recovery in commuting and travel demand. During the Labor Day holiday in May 2023, Amap achieved over 200 million peak daily active users, the highest number of daily active users compared to Labor Day holidays in previous years, as the Chinese economy experienced strong recovery in travel demand.

Cainiao Smart Logistics Network Limited

For the quarter ended June 30, 2023, revenue from Cainiao grew 34% year-over-year to RMB23,164 million (US$3,194 million), primarily driven by the increase of revenue from international fulfillment solution services as well as domestic consumer logistics services. Contribution to revenue growth came from external customers as well as Alibaba-consolidated businesses.

Cainiao has a global end-to-end logistics network at scale that uses its proprietary technology to optimize efficiencies across first-mile pick-up, line haul, overseas distribution, and last-mile delivery. During the quarter, Cainiao supported merchants on AliExpress’ Choice by offering services with lower costs and faster delivery, including the recently-launched flagship service of “5-Day Global Delivery.” In June 2023, Cainiao commenced operation of three new international sorting centers, bringing the number of overseas sorting centers in operation to 18.

In China, Cainiao continues to expand its value -added services to enhance consumer experience. During the quarter, Cainiao prioritized the development of fulfillment services, offering “Half-Day Delivery” and “Next-Day Delivery” in key strategic cities. Consumers can enjoy time-guaranteed doorstep delivery services.

Cloud Intelligence Group

For the quarter ended June 30, 2023, total revenue from Cloud Intelligence Group, which consists of revenue from customers within and beyond our ecosystem, was RMB25,123 million (US$3,465 million), a growth of 4% year-over-year.

Alibaba Cloud

During this quarter, from a product perspective, the year-over-year revenue growth of Alibaba Cloud excluding revenue from Alibaba-consolidated businesses was driven by storage, networks and AI computing related products, partly offset by the normalization of CDN demand compared to the same period last year. From a customer base perspective, the growth was driven by revenue from the financial services, education, electric power, and automobile industries, partly offset by our proactive efforts to manage revenue from project-based cloud services.

Alibaba Cloud has been committed to the research and development of core technologies of cloud computing, big data and AI, as well as promoting customer adoption of cloud computing and AI services. With rapid development in AI-generated content, we made the following progress in building a model community, research and development in our large language models and supporting industry development during this quarter:

•	AI Community: ModelScope (魔搭), our open-source platform providing a large number of machine-learning and deep learning models, tools and services, hosted over 1,000 AI models and received in aggregate over 45 million downloads as of July 2023. The platform is one of China’s leading online community for open-source model resources and allows developers to train and experiment with the models by leveraging Alibaba Cloud's AI computing capabilities.

•	Generative AI: Alibaba Cloud announced a series of new features for our generative AI model. Since unveiling Tongyi Qianwen (通义千问) in April 2023, Alibaba Cloud upgraded its audio transcription platform Tingwu (听悟) with AI-powered meeting analysis capability. In July, Alibaba Cloud launched its generative AI text-to-image model Tongyi Wanxiang (通义万相).

•	AI for Science: During this quarter, Fudan University and Alibaba Cloud jointly launched one of the largest cloud-based scientific research and intelligent computing platforms for universities in China. Leveraging our AI infrastructure and services, Alibaba Cloud supports scientific research to improve efficiency and reduce cost, and promotes the development and adoption of large language models in scientific research.

Additionally, in June 2023, Forrester released its report “The Forrester Wave™: Functions-As-A-Service Platforms, Q2 2023.” Alibaba Cloud received the highest score possible in 26 out of 40 criteria with its product capabilities of Function Compute, and was placed in the Leaders category for service providers globally.

DingTalk

DingTalk, our intelligent collaboration workplace and application development platform, offers new ways of working, sharing and collaboration for modern enterprises and organizations. During this quarter, DingTalk integrated the capabilities of Tongyi Qianwen and offered beta testing access to enterprise customers. DingTalk will further help customers and ecosystem partners to unlock the potential of AI capabilities.

Digital Media and Entertainment Group

During the quarter ended June 30, 2023, revenue of Digital Media and Entertainment Group was RMB5,381 million (US$742 million), reflecting growth in our online entertainment business and strong recovery of offline entertainment business.

During the quarter, Youku’s total subscription revenue grew 5% year-over-year, primarily driven by increasing ARPU as well as benefiting from high-quality original content. Till the End of the Moon (长月烬 明), exclusive in China on Youku, ranked No. 1 in terms of viewership among all TV series broadcasted on online video platforms in China during the quarter.

Damai, a leading online ticketing platform for live events in China, saw strong revenue recovery, driven by increasing demand for offline entertainment events, which grew rapidly compared to the same period last year.

For the quarter ended June 30, 2023, revenue from Alibaba Pictures’ movie and online platform business grew strongly year-over-year due to the launch of several blockbusters and robust China box office demands. Lost in the Stars (消失的她), a movie for which Alibaba Pictures is a co-producer and the leading promoter and distributor, was the top performer in terms of box office in China during the quarter.

Updates on ESG Initiatives

In July, we published our 2023 Environmental, Social and Governance Report. The report provides updates on our seven key ESG strategic dimensions, including progress and performance in key initiatives such as our carbon neutrality pledges. The full version of the report is available on our official website.

In fiscal year 2023, we achieved solid reduction in operational greenhouse gas emissions (Scope 1 and 2) and value chain emission intensity (Scope 3). We also made significant progress in driving a total of 22.907 million MtCO2e of emission reduction across our business ecosystem, roughly equivalent to the total annual greenhouse gas emissions of one million average households in China. Our Low-carbon Friendly Program brings together 1.91 million products from 409 brands. Through our Carbon88 ledger platform, 187 million consumers have participated in our Scope 3+ emission reduction efforts.

Share Repurchases

During the quarter ended June 30, 2023, we repurchased 35.6 million ADSs (the equivalent of 284.4 million ordinary shares) for US$3.1 billion under our share repurchase program. As of June 30, 2023, we had 20.4 billion ordinary shares (the equivalent of 2.5 billion ADSs) outstanding, a reduction of 136.8 million ordinary shares (the equivalent of 17.1 million ADSs) from last quarter, and US$16.3 billion remained under the current share buyback program authorized by the Board, which is effective through March 2025.

Other Updates

Ant Group Share Repurchase

In July 2023, the Company received notice from Ant Group of a shareholder meeting to approve, among other things, a proposal to repurchase from all of its shareholders up to 7.6% of Ant Group’s equity interest, with a repurchase price that implies the equity value of Ant Group at RMB567.1 billion. The shares repurchased will be allocated to employee incentive plans of Ant Group. Given Ant Group continues to be an important strategic partner to our various businesses, we have decided and announced on July 23, 2023 to not sell any shares to Ant Group under its proposed share repurchase. As of the date of this results announcement, the completion of these transactions is still pending.

Appointment of Independent Auditor

With the approval of our audit committee and board of directors, we have appointed PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as our auditors for the fiscal year ending March 31, 2024 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively. Previously, our auditor for both U.S. financial reporting and Hong Kong financial reporting purposes was PricewaterhouseCoopers.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2022	2023
				YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	205,555	234,156	32,292	14%

Income from operations	24,943	42,490	5,860	70	%(2)
Operating margin	12%	18%
Adjusted EBITDA(1)	41,114	52,052	7,178	27	%(3)
Adjusted EBITDA margin(1)	20%	22%
Adjusted EBITA(1)	34,419	45,371	6,257	32	%(3)
Adjusted EBITA margin(1)	17%	19%

Net income	20,298	33,000	4,551	63	%(4)
Net income attributable to ordinary shareholders	22,739	34,332	4,735	51	%(4)
Non-GAAP net income(1)	30,252	44,922	6,195	48	%(3)

Diluted earnings per share(5)	1.06	1.66	0.23	56	%(4) (6)
Diluted earnings per ADS(5)	8.51	13.30	1.83	56	%(4) (6)
Non-GAAP diluted earnings per share(1) (5)	1.47	2.17	0.30	48	%(3) (6)
Non-GAAP diluted earnings per ADS(1) (5)	11.73	17.37	2.40	48	%(3) (6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.
(2)	Excluding the reversal of share-based compensation expense of RMB6,901 million (US$952 million) as discussed in “June Quarter Other Financial Results” below, our income from operations would have increased by 43% year-over-year, primarily contributed by revenue growth and increase in operating efficiency. Please refer to “June Quarter Other Financial Results” section below for details.
(3)	The year-over-year increases were primarily contributed by the revenue growth and the increase in operating efficiency.
(4)	The year-over-year increases were primarily attributable to the increase in income from operations and the increase in share of results of equity method investees, partly offset by the net losses arising from the decreases in market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in the same quarter last year.
(5)	Each ADS represents eight ordinary shares.
(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

JUNE QUARTER SEGMENT RESULTS

Revenue for the quarter ended June 30, 2023 was RMB234,156 million (US$32,292 million), an increase of 14% year-over-year compared to RMB205,555 million in the same quarter of 2022.

Starting from the quarter ended June 30, 2023, our segment reporting has been updated to reflect our Reorganization and how our CODM reviews information under our new structure. Under our updated segment reporting, segment revenue and segment adjusted EBITA are presented before consolidation adjustments, which primarily relate to inter-segment adjustments, if any.

The following table sets forth a breakdown of our revenue by segment for the periods indicated(1):

	Three months ended June 30,
	2022	2023
				YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	72,425	79,661	10,986	10%
- Direct sales and others(2)	24,998	30,167	4,160	21%
	97,423	109,828	15,146	13%
China commerce wholesale	5,094	5,125	707	1%
Total Taobao and Tmall Group	102,517	114,953	15,853	12%

Alibaba International Digital Commerce Group:
International commerce retail	10,742	17,138	2,364	60%
International commerce wholesale	4,979	4,985	687	0%
Total Alibaba International Digital Commerce Group	15,721	22,123	3,051	41%

Local Services Group	11,131	14,450	1,993	30%
Cainiao Smart Logistics Network Limited	17,292	23,164	3,194	34%
Cloud Intelligence Group	24,127	25,123	3,465	4%
Digital Media and Entertainment Group	3,966	5,381	742	36%
All others(3)	45,152	45,541	6,280	1%
Total segment revenue	219,906	250,735	34,578	14%
Unallocated	193	249	34
Consolidation adjustments(4)	(14,544)	(16,828)	(2,320)
Consolidated revenue	205,555	234,156	32,292	14%

(1)	Starting from the quarter ended June 30, 2023, our segment reporting has been updated to reflect our Reorganization. Our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Comparative figures were reclassified to conform to this presentation.
(2)	Direct sales and others revenue under Taobao and Tmall Group primarily represents our direct sales businesses, comprising mainly Tmall Supermarket and Tmall Global, where revenue and cost of inventory are recorded on a gross basis.
(3)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy and other businesses. The majority of revenue within all others consist of direct sales revenue, which is recorded on a gross basis.
(4)	Consolidation adjustments primarily relate to inter-segment adjustments.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated(1):

	Three months ended June 30,
	2022	2023
				YoY %
	RMB	RMB	US$	Change (5)

	(in millions, except percentages)
Taobao and Tmall Group	45,219	49,319	6,801	9%
Alibaba International Digital Commerce Group	(1,380)	(420)	(58)	70%
Local Services Group	(2,834)	(1,982)	(273)	30%
Cainiao Smart Logistics Network Limited	(185)	877	121	N/A
Cloud Intelligence Group	188	387	53	106%
Digital Media and Entertainment Group	(907)	63	9	N/A
All others(2)	(2,275)	(1,204)	(166)	47%
Total segment adjusted EBITA	37,826	47,040	6,487	24%
Unallocated (3)	(2,901)	(1,463)	(202)
Consolidation adjustments (4)	(506)	(206)	(28)
Consolidated adjusted EBITA	34,419	45,371	6,257	32%
Less: Share-based compensation expense	(6,725)	1,629	225
Less: Amortization of intangible assets	(2,751)	(2,479)	(342)
Less: Impairment of goodwill	—	(2,031)	(280)
Income from operations	24,943	42,490	5,860	70%

(1)	Starting from the quarter ended June 30, 2023, our segment reporting has been updated to reflect our Reorganization. Our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Comparative figures were reclassified to conform to this presentation.
(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy and other businesses.
(3)	Unallocated primarily relate to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.
(4)	Consolidation adjustments primarily relate to inter-segment adjustments.
(5)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended June 30, 2023 was RMB109,828 million (US$15,146 million), an increase of 13% compared to RMB97,423 million in the same quarter of 2022.

Customer management revenue increased by 10% year-over-year, primarily due to the increase in merchant’s willingness to invest in advertising and increase in online physical goods GMV generated on Taobao and Tmall, excluding unpaid order. The growth also reflected a successful 6.18 Shopping Festival that generated solid growth in order volume and average order value.

Direct sales and others revenue under China commerce retail business in the quarter ended June 30, 2023 was RMB30,167 million (US$4,160 million), an increase of 21% compared to RMB24,998 million in the same quarter of 2022, primarily due to strong sales driven by the consumer electronics category.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2023 was RMB5,125 million (US$707 million), an increase of 1% compared to RMB5,094 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA increased by 9% to RMB49,319 million (US$6,801 million) in the quarter ended June 30, 2023, compared to RMB45,219 million in the same quarter of 2022. The increase was primarily due to the increase in profit from customer management service and narrowing losses in certain businesses.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended June 30, 2023 was RMB17,138 million (US$2,364 million), an increase of 60% compared to RMB10,742 million in the same quarter of 2022. The increase was primarily due to strong combined order growth of retail businesses driven by solid performance of all major retail platforms, and improvements in monetization. Because certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended June 30, 2023 was RMB4,985 million (US$687 million), which remained stable compared to RMB4,979 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB420 million (US$58 million) in the quarter ended June 30, 2023, compared to a loss of RMB1,380 million in the same quarter of 2022. Losses significantly narrowed year-over-year primarily because of improved margins of Trendyol and Lazada, partly offset by the increase in investments in new business, such as Miravia, and AliExpress. Trendyol continued to deliver strong order growth in both of its e-commerce and local consumer services businesses. Through robust revenue growth and continuing improvement in operating efficiency, for the first time, Trendyol achieved positive operating results during the quarter. The reduced loss from Lazada is primarily due to improvement in monetization.

Local Services Group

(i)	Segment revenue

Revenue from Local Services Group was RMB14,450 million (US$1,993 million) in the quarter ended June 30, 2023, an increase of 30% compared to RMB11,131 million in the same quarter of 2022, primarily due to robust GMV growth of Ele.me and the rapid order growth of Amap.

(ii)	Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB1,982 million (US$273 million) in the quarter ended June 30, 2023, compared to a loss of RMB2,834 million in the same quarter of 2022, reflecting the continued narrowing of losses driven by Ele.me’s order growth and positive unit economics per order, as well as rapid order growth of Amap driven by market demand.

Cainiao Smart Logistics Network Limited

(i)	Segment revenue

Revenue from Cainiao Smart Network Logistics Limited was RMB23,164 million (US$3,194 million) in the quarter ended June 30, 2023, increased by 34% compared to RMB17,292 million in the same quarter of 2022, primarily contributed by the increase in revenue from international fulfillment solution services and domestic consumer logistics services.

(ii)	Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA was a profit of RMB877 million (US$121 million) in the quarter ended June 30, 2023, compared to a loss of RMB185 million in the same quarter of 2022. Profitability turned positive year-over-year primarily because of improved operating results from international fulfillment solution services and domestic consumer logistics services.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB25,123 million (US$3,465 million) in the quarter ended June 30, 2023, increased by 4% compared to RMB24,127 million in the same quarter of 2022. Year-over-year revenue growth was mainly driven by Alibaba-consolidated businesses and customers within financial services, education, electric power, and automobile industries, partly offset by our proactive efforts to manage revenue from project-based cloud services.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 106% to RMB387 million (US$53 million) in the quarter ended June 30, 2023, compared to RMB188 million in the same quarter of 2022, primarily due to reduced colocation and bandwidth costs of DingTalk as a result of normalization of usage as compared to the same quarter last year.

Digital Media and Entertainment Group

(i)	Segment revenue

Revenue from Digital Media and Entertainment Group was RMB5,381 million (US$742 million) in the quarter ended June 30, 2023, an increase of 36% compared to RMB3,966 million in the same quarter of 2022, primarily driven by growth in our online entertainment business and strong recovery of offline entertainment business.

(ii)	Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the quarter ended June 30, 2023 was a profit of RMB63 million (US$9 million), compared to a loss of RMB907 million in the same quarter of 2022. The improved adjusted EBITA was mainly due to the increase in revenue from Alibaba Pictures and Damai.

All Others

(i)	Segment revenue

Revenue from all others segment was RMB45,541 million (US$6,280 million) in the quarter ended June 30, 2023, which increased slightly by 1% compared to RMB45,152 million in the same quarter of 2022, primarily due to the revenue growth contributed by Alibaba Health, Fliggy, Freshippo and Intelligent Information Platform, partly offset by the decrease in revenue from Sun Art due to decrease in ticket size resulted from the decrease in consumer stockpiling behavior compared to the same quarter last year.

(ii)	Segment adjusted EBITA

Adjusted EBITA from all others segment in the quarter ended June 30, 2023 was a loss of RMB1,204 million (US$166 million), compared to a loss of RMB2,275 million in the same quarter of 2022, primarily due to improved operating results from Freshippo, Lingxi Games and Fliggy.

JUNE QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2022		2023			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	129,657	63%	142,347	19,631	61%	(2)%
Product development expenses	14,193	7%	10,465	1,443	4%	(3)%
Sales and marketing expenses	25,578	12%	27,047	3,730	12%	0%
General and administrative expenses	8,433	4%	7,297	1,006	3%	(1)%
Amortization of intangible assets	2,751	2%	2,479	342	1%	(1)%
Impairment of goodwill	—	—	2,031	280	1%	1%
Total costs and expenses	180,612	88%	191,666	26,432	82%	(6)%

Share-based compensation expense:
Cost of revenue	1,613	1%	(307)	(42)	0%	(1)%
Product development expenses	2,987	2%	(242)	(34)	0%	(2)%
Sales and marketing expenses	900	0%	(125)	(17)	0%	0%
General and administrative expenses	1,225	0%	(955)	(132)	(1)%	(1)%
Total share-based compensation expense	6,725	3%	(1,629)	(225)	(1)%	(4)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	128,044	62%	142,654	19,673	61%	(1)%
Product development expenses	11,206	5%	10,707	1,477	4%	(1)%
Sales and marketing expenses	24,678	12%	27,172	3,747	12%	0%
General and administrative expenses	7,208	4%	8,252	1,138	4%	0%
Amortization of intangible assets	2,751	2%	2,479	342	1%	(1)%
Impairment of goodwill	—	—	2,031	280	1%	1%
Total costs and expenses excluding share-based compensation expense	173,887	85%	193,295	26,657	83%	(2)%

Cost of revenue – Cost of revenue in the quarter ended June 30, 2023 was RMB142,347 million (US$19,631 million), or 61% of revenue, compared to RMB129,657 million, or 63% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 62% in the quarter ended June 30, 2022 to 61% in the quarter ended June 30, 2023.

Product development expenses – Product development expenses in the quarter ended June 30, 2023 were RMB10,465 million (US$1,443 million), or 4% of revenue, compared to RMB14,193 million, or 7% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 5% in the quarter ended June 30, 2022 to 4% in the quarter ended June 30, 2023.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended June 30, 2023 were RMB27,047 million (US$3,730 million), or 12% of revenue, compared to RMB25,578 million, or 12% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 12% in the quarter ended June 30, 2023 compared to the quarter ended June 30, 2022.

General and administrative expenses – General and administrative expenses in the quarter ended June 30, 2023 were RMB7,297 million (US$1,006 million), or 3% of revenue, compared to RMB8,433 million, or 4% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in the quarter ended June 30, 2023 compared to the quarter ended June 30, 2022.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2023 was a net reversal of RMB1,629 million (US$225 million), compared to an expense of RMB6,725 million in the same quarter of 2022.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended June 30,
	2022		2023			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	5,615	2%	4,267	588	2%	(24)%
Ant Group share-based awards(2)	25	0%	(6,834)	(942)	(3)%	N/A
Others(3)	1,085	1%	938	129	0%	(14)%
Total share-based compensation expense	6,725	3%	(1,629)	(225)	(1)%	N/A

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended June 30, 2023 compared to the same quarter of 2022. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group reflected a reversal of share-based compensation expense of RMB6,901 million (US$952 million) for the quarter ended June 30, 2023. This is the result of a mark-to-market adjustment during the quarter relating to Ant Group share-based awards granted to our employees because of a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended June 30, 2023 was RMB2,479 million (US$342 million), a decrease of 10% from RMB2,751 million in the same quarter of 2022.

Impairment of goodwill – Impairment of goodwill of RMB2,031 million (US$280 million) was recorded in the quarter ended June 30, 2023 because the carrying value of a reporting unit within all others segment exceeded its fair value.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2023 was RMB42,490 million (US$5,860 million), or 18% of revenue, an increase of 70% compared to RMB24,943 million, or 12% of revenue, in the same quarter of 2022, primarily contributed by revenue growth, increase in operating efficiency and the reversal of share-based compensation expense of RMB6,901 million (US$952 million) related to the mark-to-market adjustment during the quarter relating to Ant Group share-based awards granted to our employees. We excluded share-based compensation expense from our non-GAAP measurements. Excluding the reversal of share-based compensation expense, our income from operations would have increased by 43% year-over-year, from RMB24,943 million in the quarter ended June 30, 2022 to RMB35,589 million (US$4,908 million) in the quarter ended June 30, 2023.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 27% year-over-year to RMB52,052 million (US$7,178 million) in the quarter ended June 30, 2023, compared to RMB41,114 million in the same quarter of 2022. Adjusted EBITA increased 32% year-over-year to RMB45,371 million (US$6,257 million) in the quarter ended June 30, 2023, compared to RMB34,419 million in the same quarter of 2022. The year-over-year increase was primarily contributed by revenue growth and increase in operating efficiency. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segments

Adjusted EBITA by segments as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “June Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2023 was a loss of RMB5,898 million (US$814 million), compared to a gain of RMB5,369 million in the same quarter of 2022, primarily due to net losses arising from decreases in market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in the same quarter last year.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended June 30, 2023 was RMB1,364 million (US $188 million), compared to RMB109 million in the same quarter of 2022. The year-over-year increase was primarily due to the decrease in net exchange losses arising from exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2023 were RMB6,022 million (US$830 million), compared to RMB5,399 million in the same quarter of 2022.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, as well as the deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 17% in the quarter ended June 30, 2023.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended June 30, 2023 was a profit of RMB2,850 million (US$393 million), compared to a loss of RMB3,480 million in the same quarter of 2022. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated.

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	3,717	4,364	602
- Others	(2,613)	(502)	(69)
Impairment loss	(3,563)	(12)	(2)
Others(1)	(1,021)	(1,000)	(138)
Total	(3,480)	2,850	393

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The decrease in share of net losses of other equity method investees was mainly due to the overall improvement in financial performance of certain of our equity method investees. In July 2023, PRC regulators announced a RMB7.07 billion fine on Ant Group, which was not reflected in our share of results of Ant Group for the quarter ended June 30, 2023 and will be reflected in our share of results of Ant Group in the quarter which Ant Group reports to us its results reflecting the fine.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2023 was RMB33,000 million (US$4,551 million), an increase of 63% compared to RMB20,298 million in the same quarter of 2022. The year-over-year increase was primarily attributable to the increase in income from operations and the increase in share of results of equity method investees, partly offset by the net losses arising from the decreases in market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in the same quarter last year.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP net income in the quarter ended June 30, 2023 was RMB44,922 million (US$6,195 million), an increase of 48% compared to RMB30,252 million in the same quarter of 2022. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2023 was RMB34,332 million (US$4,735 million), an increase of 51% compared to RMB22,739 million in the same quarter of 2022. The year-over-year increase was primarily attributable to increase in net income as mentioned above.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended June 30, 2023 was RMB13.30 (US$1.83), compared to RMB8.51 in the same quarter in 2022. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2023 was RMB17.37 (US$2.40), an increase of 48% compared to RMB11.73 in the same quarter of 2022.

Diluted earnings per share in the quarter ended June 30, 2023 was RMB1.66 (US$0.23 or HK$1.80), compared to RMB1.06 in the same quarter of 2022. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per share in the quarter ended June 30, 2023 was RMB2.17 (US$0.30 or HK$2.35), an increase of 48% compared to RMB1.47 in the same quarter of 2022.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of June 30, 2023, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB584,695 million (US$80,633 million), compared to RMB560,314 million as of March 31, 2023. Other treasury investments mainly comprise of investments in fixed deposits and certificates of deposits with original maturities over one year for treasury purposes. The increase in cash and cash equivalents, short-term investments and other treasury investments during the quarter ended June 30, 2023 was primarily due to free cash flow generated from operations of RMB39,089 million (US$5,391 million), and effect of exchange rate changes of RMB12,148 million (US$1,675 million) mainly due to the appreciation of the U.S. dollar against Renminbi, partly offset by cash used in repurchase of ordinary shares of RMB22,151 million (US$3,055 million) and repayment of unsecured senior notes of US$700 million.

Net cash provided by operating activities and free cash flow

Net cash provided by operating activities in the quarter ended June 30, 2023 was RMB45,306 million (US$6,248 million), an increase of 34% compared to RMB33,869 million in the same quarter of 2022. Free cash flow, a non-GAAP measurement of liquidity, was RMB39,089 million (US$5,391 million) in the quarter ended June 30, 2023, an increase of 76% compared to RMB22,173 million in the same quarter of 2022. The year-over-year increase reflected an increase in profitability and a decrease in capital expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash provided by investing activities

During the quarter ended June 30, 2023, net cash provided by investing activities of RMB12,595 million (US$1,737 million) primarily reflected a decrease in short-term investments by RMB49,393 million (US$6,812 million) and cash inflow of RMB5,363 million (US$739 million) from disposal of investments. These cash inflows were partly offset by (i) an increase in other treasury investments by RMB32,597 million (US$4,495 million), (ii) capital expenditures of RMB6,927 million (US $955 million) and (iii) cash outflow of RMB2,707 million (US$373 million) for investment and acquisition activities.

Net cash used in financing activities

During the quarter ended June 30, 2023, net cash used in financing activities of RMB24,636 million (US$3,397 million) primarily reflected cash used in repurchase of ordinary shares of RMB22,151 million (US$3,055 million) and repayment of unsecured senior notes of US$700 million.

Employees

As of June 30, 2023, we had a total of 228,675 employees, compared to 235,216 as of March 31, 2023.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Thursday, August 10, 2023.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10032058-6wh8r.html

Chinese: https://s1.c-conf.com/diamondpass/10032059-05pqda.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en-US/ir-financial-reports-quarterly-results. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10032058; Chinese conference PIN 10032059).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en-US/investor-relations on August 10, 2023 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts:

Justine Chao

justinechao@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.92198 to HK$1.00, the middle rate on June 30, 2023 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC; the implementation of Alibaba Group’s new organizational and governance structure and the execution of spin-off or capital raising plans of its subsidiaries; Alibaba’s ability to maintain the trusted status of its ecosystem; Alibaba’s ability to compete, innovate and maintain or grow its revenue or business, including expanding its international and cross-border businesses and operations and managing a large and complex organization; risks associated with sustained investments in Alibaba’s businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies and export control, economic or trade sanctions; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$

	(in millions, except per share data)
Revenue	205,555	234,156	32,292
Cost of revenue	(129,657)	(142,347)	(19,631)
Product development expenses	(14,193)	(10,465)	(1,443)
Sales and marketing expenses	(25,578)	(27,047)	(3,730)
General and administrative expenses	(8,433)	(7,297)	(1,006)
Amortization of intangible assets	(2,751)	(2,479)	(342)
Impairment of goodwill	—	(2,031)	(280)

Income from operations	24,943	42,490	5,860
Interest and investment income, net	5,369	(5,898)	(814)
Interest expense	(1,244)	(1,784)	(246)
Other income, net	109	1,364	188

Income before income tax and share of results of equity method investees	29,177	36,172	4,988
Income tax expenses	(5,399)	(6,022)	(830)
Share of results of equity method investees	(3,480)	2,850	393

Net income	20,298	33,000	4,551
Net loss attributable to noncontrolling interests	2,361	1,242	171
Net income attributable to Alibaba Group Holding Limited	22,659	34,242	4,722
Accretion of mezzanine equity	80	90	13
Net income attributable to ordinary shareholders	22,739	34,332	4,735

Earnings per share attributable to ordinary shareholders(1)
Basic	1.07	1.68	0.23
Diluted	1.06	1.66	0.23

Earnings per ADS attributable to ordinary shareholders(1)
Basic	8.54	13.40	1.85
Diluted	8.51	13.30	1.83

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,299	20,493
Diluted	21,384	20,608

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2023	2023
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	193,086	226,405	31,223
Short-term investments	326,492	283,953	39,159
Restricted cash and escrow receivables	36,424	40,689	5,611
Equity securities and other investments	4,892	34,071	4,699
Prepayments, receivables and other assets	137,072	145,317	20,040
Total current assets	697,966	730,435	100,732

Equity securities and other investments	245,737	239,528	33,032
Prepayments, receivables and other assets	110,926	107,706	14,853
Investment in equity method investees	207,380	212,132	29,254
Property and equipment, net	176,031	175,859	24,252
Intangible assets, net	46,913	44,560	6,145
Goodwill	268,091	266,584	36,764
Total assets	1,753,044	1,776,804	245,032

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	7,466	8,236	1,136
Current unsecured senior notes	4,800	—	—
Income tax payable	12,543	8,510	1,174
Accrued expenses, accounts payable and other liabilities	275,950	279,351	38,524
Merchant deposits	13,297	13,141	1,812
Deferred revenue and customer advances	71,295	71,001	9,791
Total current liabilities	385,351	380,239	52,437

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2023	2023
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,560	3,676	507
Deferred tax liabilities	61,745	57,763	7,966
Non-current bank borrowings	52,023	54,697	7,543
Non-current unsecured senior notes	97,065	102,610	14,151
Other liabilities	30,379	30,778	4,244
Total liabilities	630,123	629,763	86,848

Commitments and contingencies

Mezzanine equity	9,858	9,960	1,373

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	416,880	408,347	56,314
Treasury shares at cost	(28,763)	(28,562)	(3,939)
Subscription receivables	(49)	(52)	(7)
Statutory reserves	12,977	13,286	1,833
Accumulated other comprehensive (loss) income	(10,417)	2,846	392
Retained earnings	599,028	617,638	85,176

Total shareholders’ equity	989,657	1,013,504	139,769
Noncontrolling interests	123,406	123,577	17,042

Total equity	1,113,063	1,137,081	156,811

Total liabilities, mezzanine equity and equity	1,753,044	1,776,804	245,032

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	33,869	45,306	6,248
Net cash (used in) provided by investing activities	(27,607)	12,595	1,737
Net cash used in financing activities	(21,022)	(24,636)	(3,397)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	3,326	4,319	595

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(11,434)	37,584	5,183
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	227,353	229,510	31,651

Cash and cash equivalents, restricted cash and escrow receivables at end of period	215,919	267,094	36,834

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$

	(in millions)
Net income	20,298	33,000	4,551
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(5,369)	5,898	814
Interest expense	1,244	1,784	246
Other income, net	(109)	(1,364)	(188)
Income tax expenses	5,399	6,022	830
Share of results of equity method investees	3,480	(2,850)	(393)
Income from operations	24,943	42,490	5,860
Share-based compensation expense	6,725	(1,629)	(225)
Amortization of intangible assets	2,751	2,479	342
Impairment of goodwill	—	2,031	280
Adjusted EBITA	34,419	45,371	6,257
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,695	6,681	921
Adjusted EBITDA	41,114	52,052	7,178

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$

	(in millions)
Net income	20,298	33,000	4,551
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	6,725	(1,629)	(225)
Amortization of intangible assets	2,751	2,479	342
Impairment of goodwill and investments	3,114	4,269	589
(Gain) Loss on deemed disposals/disposals/revaluation of investments and others	(1,712)	9,038	1,246
Tax effects (1)	(924)	(2,235)	(308)
Non-GAAP net income	30,252	44,922	6,195

(1)	Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	22,739	34,332	4,735
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	—	(68)	(10)
Net income attributable to ordinary shareholders – diluted	22,739	34,264	4,725
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	8,616	10,471	1,444
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	31,355	44,735	6,169
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	21,384	20,608
Diluted earnings per share(2)(3)	1.06	1.66	0.23
Non-GAAP diluted earnings per share(2)(4)	1.47	2.17	0.30
Diluted earnings per ADS(2)(3)	8.51	13.30	1.83
Non-GAAP diluted earnings per ADS(2)(4)	11.73	17.37	2.40

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Each ADS represents eight ordinary shares.
(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	33,869	45,306	6,248
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(11,110)	(6,007)	(828)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(22)	—	—
Less: Changes in the buyer protection fund deposits	(564)	(210)	(29)
Free cash flow	22,173	39,089	5,391